Exhibit 99.1

Weibo Announces First Quarter 2025 Unaudited Financial Results

BEIJING, China – May 21, 2025 – Weibo Corporation (“Weibo” or the “Company”) (Nasdaq: WB and HKEX: 9898), a leading social media in China, today announced its unaudited financial results for the first quarter ended March 31, 2025.

“We are pleased with our progresses made on the AI product front,” said Gaofei Wang, CEO of Weibo. “On the user front, we remain committed to creating user value by focusing on the integration of Weibo’s social features and upgrade of the recommendation system. In the first quarter, we further grew our user community and deepened user engagement. On the AI application front, we have made Weibo Intelligent Search, our AI-powered search function, available to all users. During the first quarter, both the user base and daily search queries of Weibo Intelligent Search achieved decent sequential growth. On the monetization front, we delivered solid performance of ad business, leveraging our strengths in content marketing and enhanced ad placement efficiency of our real-time-bidding information feed ad products. Benefiting from solid execution of disciplined spending strategy, our operating efficiency further improved, which laid foundation for us to invest for our product competitiveness, AI technology, as well as shareholder return.”

First Quarter 2025 Highlights

•	Net revenues were US$396.9 million, flat year-over-year or an increase of 1% year-over-year on a constant currency basis [1].
•	Advertising and marketing revenues were US$339.1 million, flat year-over-year or an increase of 1% year-over-year on a constant currency basis [1].
•	Value-added services (“VAS”) revenues were US$57.7 million, an increase of 2% year-over-year or 3% year-over-year on a constant currency basis [1].
•	Income from operations was US$110.3 million, representing an operating margin of 28%.
•	Net income attributable to Weibo’s shareholders was US$107.0 million and diluted net income per share was US$0.41.
•	Non-GAAP income from operations was US$129.5 million, representing a non-GAAP operating margin of 33%.
•	Non-GAAP net income attributable to Weibo’s shareholders was US$119.5 million and non-GAAP diluted net income per share was US$0.45.
•	Monthly active users (“MAUs”) were 591 million in March 2025.
•	Average daily active users (“DAUs”) were 261 million in March 2025.

[1] We define constant currency (non-GAAP) by assuming that the average exchange rate in the first quarter of 2025 was the same as it was in the first quarter of 2024, or RMB7.15=US$1.00.

First Quarter 2025 Financial Results

For the first quarter of 2025, Weibo’s total net revenues were US$396.9 million, relatively flat compared to US$395.5 million for the same period last year.

Advertising and marketing revenues for the first quarter of 2025 were US$339.1 million, relatively flat compared to US$339.0 million for the same period last year. Advertising and marketing revenues excluding advertising revenues from Alibaba were US$296.5 million, a decrease of 6% compared to US$316.4 million for the same period last year. The decrease mainly resulted from less revenue contributions from the online gaming and handset manufacturing sectors on a year over year basis, primarily due to high base effect and difference of handset product launch schedule respectively. Advertising and marketing revenues from Alibaba were US$42.6 million, an increase of 89% compared to US$22.6 million, mainly attributable to its strong promotional demand related to Spring Festival Gala, as well as incremental ad spend in promoting its AI-related products.

VAS revenues for the first quarter of 2025 were US$57.7 million, an increase of 2% compared to US$56.5 million for the same period last year, primarily driven by the growth of membership services revenues.

Costs and expenses for the first quarter of 2025 totaled US$286.5 million, a decrease of 3% compared to US$295.8 million for the same period last year, primarily resulting from the decrease in sales and marketing expenses.

Income from operations for the first quarter of 2025 was US$110.3 million, compared to US$99.7 million for the same period last year. Operating margin was 28%, compared to 25% last year. Non-GAAP income from operations was US$129.5 million, compared to US$125.8 million for the same period last year. Non-GAAP operating margin was 33%, compared to 32% last year.

Non-operating income for the first quarter of 2025 was US$22.1 million, compared to non-operating loss of US$23.6 million for the same period last year. Non-operating income for the first quarter of 2025 mainly included (i) net interest and other income of US$13.7 million; and (ii) gain from fair value change of investments of US$8.1 million, which was excluded under non-GAAP measures.

Income tax expenses for the first quarter of 2025 were US$24.3 million, compared to US$25.0 million for the same period last year.

Net income attributable to Weibo’s shareholders for the first quarter of 2025 was US$107.0 million, compared to US$49.4 million for the same period last year. Diluted net income per share attributable to Weibo’s shareholders for the first quarter of 2025 was US$0.41, compared to US$0.19 for the same period last year. Non-GAAP net income attributable to Weibo’s shareholders for the first quarter of 2025 was US$119.5 million, compared to US$106.6 million for the same period last year. Non-GAAP diluted net income per share attributable to Weibo’s shareholders for the first quarter of 2025 was US$0.45, compared to US$0.41 for the same period last year.

As of March 31, 2025, Weibo’s cash, cash equivalents and short-term investments totaled US$2.08 billion, compared to US$2.35 billion as of December 31, 2024. The decrease of Weibo’s cash, cash equivalent and short-term investments mainly resulted from the purchase of long-term wealth management products in the first quarter of 2025. For the first quarter of 2025, cash provided by operating activities was US$113.2 million, capital expenditures totaled US$9.4 million, and depreciation and amortization expenses amounted to US$13.6 million.

Conference Call

Weibo’s management team will host a conference call from 7:00 AM to 8:00 AM Eastern Time on May 21, 2025 (or 7:00 PM to 8:00 PM Beijing Time on May 21, 2025) to present an overview of the Company’s financial performance and business operations.

Participants who wish to dial in to the teleconference must register through the below public participant link. Dial-in and instructions will be provided in the confirmation email upon registering.

Participants Registration Link:

https://register-conf.media-server.com/register/BIbb5c504e4aeb43a380f69d373cfb8ca0

Additionally, a live and archived webcast of this conference call will be available at http://ir.weibo.com.

Non-GAAP Financial Measures

This release contains the following non-GAAP financial measures: non-GAAP income from operations, non-GAAP net income attributable to Weibo’s shareholders, non-GAAP diluted net income per share attributable to Weibo’s shareholders and adjusted EBITDA. These non-GAAP financial measures should be considered in addition to, not as a substitute for, measures of the Company’s financial performance prepared in accordance with U.S. GAAP.

The Company’s non-GAAP financial measures exclude stock-based compensation, amortization of intangible assets resulting from business acquisitions, net results of impairment and provision on investments, gain/loss on sale of investments and fair value change of investments, non-GAAP to GAAP reconciling items on the share of equity method investments, non-GAAP to GAAP reconciling items for the income/loss attributable to non-controlling interests, income tax expense related to the amortization of intangible assets resulting from business acquisitions and fair value change of investments (other non-GAAP to GAAP reconciling items have no tax effect), and amortization of issuance cost of convertible senior notes, unsecured senior notes and long-term loans. Adjusted EBITDA represents non-GAAP net income attributable to Weibo’s shareholders before interest income/expense, net, income tax expenses/benefits, and depreciation expenses.

The Company’s management uses these non-GAAP financial measures in their financial and operating decision-making, because management believes these measures reflect the Company’s ongoing operating performance in a manner that allows more meaningful period-to-period comparisons. The Company believes that these non-GAAP financial measures provide useful information to investors and others in the following ways: (i) in comparing the Company’s current financial results with the Company’s past financial results in a consistent manner, and (ii) in understanding and evaluating the Company’s current operating performance and future prospects in the same manner as management does. The Company also believes that the non-GAAP financial measures provide useful information to both management and investors by excluding certain expenses, gains/losses and other items (i) that are not expected to result in future cash payments or (ii) that are non-recurring in nature or may not be indicative of the Company’s core operating results and business outlook.

Use of non-GAAP financial measures has limitations. The Company’s non-GAAP financial measures do not include all income and expense items that affect the Company’s operations. They may not be comparable to non-GAAP financial measures used by other companies. Accordingly, care should be exercised in understanding how the Company defines its non-GAAP financial measures. Reconciliations of the Company’s non-GAAP financial measures to the nearest comparable GAAP measures are set forth in the section below titled “Unaudited Reconciliation of Non-GAAP to GAAP Results.”

About Weibo

Weibo is a leading social media for people to create, share and discover content online. Weibo combines the means of public self-expression in real time with a powerful platform for social interaction, content aggregation and content distribution. Any user can create and post a feed and attach multi-media and long-form content. User relationships on Weibo may be asymmetric; any user can follow any other user and add comments to a feed while reposting. This simple, asymmetric and distributed nature of Weibo allows an original feed to become a live viral conversation stream.

Weibo enables its advertising and marketing customers to promote their brands, products and services to users. Weibo offers a wide range of advertising and marketing solutions to companies of all sizes. Weibo generates a substantial majority of its revenues from the sale of advertising and marketing services, including the sale of social display advertisement and promoted marketing offerings. Weibo displays content in a simple information feed format and offers native advertisement that conform to the information feed on our platform. We are continuously refining our social interest graph recommendation engine, which enables our customers to perform people marketing and target audiences based on user demographics, social relationships, interests and behaviors, to achieve greater relevance, engagement and marketing effectiveness.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology, such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “confidence,” “estimates” and similar statements. Among other things, Weibo’s expected financial performance and strategic and operational plans, as described, without limitation, in quotations from management in this press release, contain forward-looking statements. Weibo may also make written or oral forward-looking statements in the Company’s periodic reports to the U.S. Securities and Exchange Commission (“SEC”), in announcements, circulars or other publications made on the website of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, Weibo’s limited operating history in certain new businesses; failure to sustain or grow active user base and the level of user engagement; the uncertain regulatory landscape in China; fluctuations in the Company’s quarterly operating results; the Company’s reliance on advertising and marketing sales for a majority of its revenues; failure to successfully develop, introduce, drive adoption of or monetize new features and products; failure to compete effectively for advertising and marketing spending; failure to successfully integrate acquired businesses; risks associated with the Company’s investments, including equity pick-up and impairment; failure to compete successfully against new entrants and established industry competitors; changes in the macro-economic environment, including the depreciation of the Renminbi; and adverse changes in economic and political policies of the PRC government and its impact on the Chinese economy. Further information regarding these and other risks is included in Weibo’s annual reports on Form 20-F and other filings with the SEC and the Hong Kong Stock Exchange. All information provided in this press release is current as of the date hereof, and Weibo assumes no obligation to update such information, except as required under applicable law.

Contact:

Investor Relations

Weibo Corporation

Phone: +86 10 5898-3336

Email: ir@staff.weibo.com

WEIBO CORPORATION

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of U.S. dollars, except per share data)

	Three months ended
	March 31,	March 31,
	2024	2025
Net revenues:
Advertising and marketing	$338,951	$339,106
Value-added services	56,546	57,749
Net revenues	395,497	396,855

Costs and expenses:
Cost of revenues (1)	86,821	88,802
Sales and marketing (1)	103,627	95,810
Product development (1)	80,726	76,021
General and administrative (1)	24,586	25,912
Total costs and expenses	295,760	286,545
Income from operations	99,737	110,310

Non-operating income (loss):
Investment related income (loss), net	(4,970)	8,357
Interest and other income (loss), net	(18,611)	13,746
	(23,581)	22,103

Income before income tax expenses	76,156	132,413
Less: Income tax expenses	25,044	24,291

Net income	51,112	108,122
Less: Net income attributable to non-controlling interests	548	334
Accretion to redeemable non-controlling interests	1,126	824
Net income attributable to Weibo’s shareholders	$49,438	$106,964

Basic net income per share attributable to Weibo’s shareholders	$0.21	$0.45
Diluted net income per share attributable to Weibo’s shareholders	$0.19	$0.41

Shares used in computing basic net income per share attributable to Weibo’s shareholders	236,694	238,284
Shares used in computing diluted net income per share attributable to Weibo’s shareholders	263,644	266,494

(1) Stock-based compensation in each category:
Cost of revenues	$1,773	$1,239
Sales and marketing	3,823	2,929
Product development	10,438	6,840
General and administrative	4,978	4,039

WEIBO CORPORATION

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands of U.S. dollars)

	As of
	December 31,	March 31,
	2024	2025
Assets
Current assets:
Cash and cash equivalents	$1,890,632	$1,205,765
Short-term investments	459,852	878,054
Accounts receivable, net	339,754	357,201
Prepaid expenses and other current assets	348,774	341,241
Amount due from SINA(1)	452,769	452,988
Current assets subtotal	3,491,781	3,235,249

Property and equipment, net	215,034	226,867
Goodwill and intangible assets, net	272,004	269,088
Long-term investments	1,389,199	1,408,323
Other non-current assets	1,136,481	1,519,352
Total assets	$6,504,499	$6,658,879

Liabilities, Redeemable Non-controlling Interests and Shareholders’ Equity
Liabilities:
Current liabilities:
Accounts payable	$158,435	$164,823
Accrued expenses and other current liabilities	652,369	649,888
Income tax payable	84,690	89,589
Deferred revenues	72,642	86,537
Dividends payable	-	200,643
Current liabilities subtotal	968,136	1,191,480

Long-term liabilities:
Convertible senior notes	320,803	321,588
Unsecured senior notes	744,662	744,904
Long-term loans	795,311	796,228
Other long-term liabilities	96,701	96,461
Total liabilities	2,925,613	3,150,661

Redeemable non-controlling interests	45,103	24,523

Shareholders’ equity :
Weibo shareholders’ equity	3,482,771	3,432,055
Non-controlling interests	51,012	51,640
Total shareholders’ equity	3,533,783	3,483,695
Total liabilities, redeemable non-controlling interests and shareholders’ equity	$6,504,499	$6,658,879

(1) Included short-term loans to and interest receivable from SINA of US$417.7 million as of December 31, 2024 and US$413.5 million as of March 31, 2025.

WEIBO CORPORATION

UNAUDITED RECONCILIATION OF NON-GAAP TO GAAP RESULTS

(In thousands of U.S. dollars, except per share data)

	Three months ended
	March 31,	March 31,
	2024	2025
Income from operations	$99,737	$110,310
Add: Stock-based compensation	21,012	15,047
Amortization of intangible assets resulting from business acquisitions	5,059	4,122
Non-GAAP income from operations	$125,808	$129,479

Net income attributable to Weibo’s shareholders	$49,438	$106,964
Add: Stock-based compensation	21,012	15,047
Amortization of intangible assets resulting from business acquisitions	5,059	4,122
Investment related gain/loss, net (1)	4,970	(8,357)
Non-GAAP to GAAP reconciling items on the share of equity method investments	25,358	1,039
Non-GAAP to GAAP reconciling items for the income/loss attributable to non-controlling interests	(436)	(492)
Tax effects on non-GAAP adjustments (2)	(1,103)	(734)
Amortization of issuance cost of convertible senior notes, unsecured senior notes and long-term loans	2,314	1,943
Non-GAAP net income attributable to Weibo’s shareholders	$106,612	$119,532

Non-GAAP diluted net income per share attributable to Weibo’s shareholders	$0.41 *	$0.45 *

Shares used in computing GAAP diluted net income per share attributable to Weibo’s shareholders	263,644	266,494
Shares used in computing non-GAAP diluted net income per share attributable to Weibo’s shareholders	263,644	266,494

Adjusted EBITDA:
Net income attributable to Weibo’s shareholders	$49,438	$106,964
Non-GAAP adjustments	57,174	12,568
Non-GAAP net income attributable to Weibo’s shareholders	106,612	119,532
Interest income, net	(9,151)	(13,986)
Income tax expenses	26,147	25,025
Depreciation expenses	9,417	9,149
Adjusted EBITDA	$133,025	$139,720

Net revenues	$395,497	$396,855

Non-GAAP operating margin	32%	33%

(1)	To adjust impairment and provision on investments, gain/loss on sale of investments and fair value change of investments.

(2)	To adjust the income tax effects of non-GAAP adjustments, which primarily related to amortization of intangible assets resulting from business acquisitions and fair value change of investments. Other non-GAAP adjustment items have no tax effect, because (i) they were recorded in entities established in tax free jurisdictions, or (ii) full valuation allowances were provided for related deferred tax assets as it is more-likely-than-not they will not be realized.

*	Net income attributable to Weibo’s shareholders is adjusted for interest expense of convertible senior notes for calculating diluted EPS.

WEIBO CORPORATION

UNAUDITED ADDITIONAL INFORMATION

(In thousands of U.S. dollars)

	Three months ended
	March 31,	March 31,
	2024	2025
Net revenues
Advertising and marketing
Non-Ali advertisers	$316,400	$296,494
Alibaba	22,551	42,612
Subtotal	338,951	339,106

Value-added services	56,546	57,749
	$395,497	$396,855